

February 23, 2010

via U.S. mail and facsimile

Kevin Donovan, Chief Executive Officer
Electronic Game Card, Inc.
5405 Alton Parkway, Suite A-353
Irvine, CA 94602

>   **Re: Item 4.02 Form 8-K**
>   **Filed: February 19 and 22, 2010**
>   **File No. 0-25843**

Dear Mr. Donovan:

We have reviewed your Item 4.02(b) Form 8-K and have the following comment.

1. Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree. Please amend your previously filed amended Form 8-K by filing your independent accountant's letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.

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Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant